Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2007

Mr. Daniel E. Dosoretz, M.D.
President and Chief Executive Officer
Radiation Therapy Services, Inc.
2234 Colonial Boulevard
Fort Myers, FL   33907

Re: Form 10-K for Fiscal Year Ended December 31, 2005
**   Filed on February 17, 2006**
**   File No. 000-50802**

Dear Mr. Dosoretz:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief